Filed Pursuant to Rule 424(b)(3)
File No.: 333-182401

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 1 DATED DECEMBER 5, 2013
TO THE PROSPECTUS DATED JUNE 28, 2012

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 28, 2012 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to update information regarding the price at which we will issue shares in this offering and redeem shares under our share redemption program;

B.	to update disclosure in the “Risk Factors” section of the Prospectus; and

C.	to update disclosure in the “Terms and Conditions of the Dividend Reinvestment Plan” section of the Prospectus.

A. Updates to Share Price of Dividend Reinvestment Plan Shares and Price at Which Shares May be Redeemed

In February 2009, the Financial Industry Regulatory Authority (“FINRA”) issued Regulatory Notice 09-09 (“FINRA 09-09”), which ratified National Association of Securities Dealers Rule 2340(c)(2) as it applies to real estate investment trusts. FINRA 09-09 acknowledges that, during an offering, it may be reasonable for broker-dealers to report on a customer’s account statement the value at which the shares held by or on behalf of a customer are then being offered to the public as the estimated value of such shares. However, according to FINRA 09-09, broker-dealers may no longer use the offering price of shares on a customer account statement more than 18 months following the conclusion of an offering.

Previously, to assist broker-dealers in complying with FINRA 09-09, our board of directors established an estimated per share net asset value (“NAV”) in November 2012 of $7.61. In March 2013, our board of directors established a revised estimated per share NAV of $6.75 to account for special distributions declared to its stockholders of $0.86 per share. In order to assist broker-dealers in remaining in compliance with FINRA 09-09, on November 25, 2013, our board of directors established a new estimated per share NAV of our common stock of $6.40. The new estimated per share NAV was determined utilizing the guidelines established by Investment Program Association Practice Guideline 2013-01 – “Valuation of Publicly Registered, Non-Listed REITs” issued April 29, 2013.

It is currently anticipated that the estimated per share NAV will continue to be calculated at least every 18 months, unless our board of directors determines to update the estimate more frequently in its discretion or if required by FINRA rules. As a result of this new estimated per share NAV, participants in our dividend reinvestment plan will acquire shares at a fixed price of $6.40 per share beginning with distributions declared for the fourth quarter of 2013, which are expected to be paid on January 1, 2014. Additionally, beginning with any eligible redemption requests made during the fourth quarter of 2013, which are to be aggregated and redeemed on January 1, 2014, ordinary share redemption requests under our share redemption program will be redeemed at a price of $5.45 per share, rather than at the current redemption price of $5.75 per share. Any shares that are redeemed pursuant to eligible redemption requests in connection with the death or disability of a stockholder will be redeemed at the new estimated per share NAV of $6.40.

As a result of this update to the per share price of shares offered under our dividend reinvestment plan, the Prospectus is amended as follows:

1. Cover Page Changes. The following changes are made to the cover page of the Prospectus:

•	In the first sentence of the second bulleted paragraph, “$7.78” is deleted and replaced with “$6.40.”

2. Prospectus Summary Changes. The following changes are made to the “Prospectus Summary” section of the Prospectus:

•	In the first sentence of the first paragraph under the caption “Terms of the Offering” on page 1 of the Prospectus, “$7.78” is deleted and replaced with “$6.40.”

3. Please see Section C of this Supplement for the changes made to the “Terms and Conditions of the Dividend Reinvestment Plan” section of the Prospectus.

B. Updates to the Risk Factors Section of the Prospectus

The disclosure under the heading “Risk Factors” is hereby deleted in its entirety and replaced with the following:

Investing in our securities involves a high degree of risk. We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors” included under Item 1A. of our most recent Annual Report on Form 10−K and in our most recent Quarterly Report on Form 10-Q filed subsequent to our most recent Annual Report on Form 10-K, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are incorporated by reference into this prospectus. We have also described additional risks below. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.

The offering price of our shares may not accurately represent the current value of our assets at any particular time and the actual value of your investment may be substantially less than what you pay.

The offering price for shares of our common stock is based on the estimated value per share determined by our board of directors, as described below under “Terms and Conditions of the Dividend Reinvestment Plan - Purchases.” The estimated value per share was calculated as of a moment in time, and the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. Therefore, the actual value of your investment may be substantially less than what you pay for shares of our common stock. Our offering price is not indicative of either the price at which our shares would trade if they were listed on an exchange or actively traded by brokers or of the proceeds that you would receive if we were liquidated or dissolved.

Because we are conducting an ongoing offering pursuant to the Plan, we are providing information about our net tangible book value per share. As of September 30, 2013, our net tangible book value per share was $4.98, which is less than the offering price for shares of our common stock. Net tangible book value is a rough approximation of value calculated simply as total book value of assets minus total liabilities (all of which are adjusted for noncontrolling interests). It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the Company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, (iii) the substantial fees paid in connection with our three prior public offerings, such as selling commissions and marketing fees, all or a portion of which were re-allowed by our dealer manager to participating broker dealers and (iv) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments.

We compete with affiliates of Hines for real estate investment opportunities and some of these affiliates have preferential rights to accept or reject certain investment opportunities in advance of our right to accept or reject such opportunities.

Hines has existing real estate joint ventures, funds and programs, which we collectively refer to as real estate investment vehicles, with investment objectives and strategies similar to ours, including Hines Global REIT, Inc. and Hines Global REIT II, Inc. Because we compete with these real estate investment vehicles for investment opportunities, Hines faces conflicts of interest in allocating investment opportunities between us and these other real estate investment vehicles. We have no priority rights to specific investment opportunities identified by Hines. Some of these entities have a priority right over other Hines real estate investment vehicles, including us, to accept investment opportunities that meet certain defined investment criteria. Because we and these other Hines real estate investment vehicles rely on Hines to present us with investment opportunities, these rights may reduce our investment opportunities. We therefore may not be able to invest in, or we may only invest indirectly with or through another Hines affiliated real estate investment vehicle in, certain investments we otherwise would make directly. To the extent we invest in opportunities with another real estate investment vehicle affiliated with Hines, we may not have the control over such investment that we would otherwise have if we owned all of or otherwise controlled such assets.

We do not have priority rights to specific investment opportunities identified by Hines. Our right to participate in Hines’ investment allocation process terminated when we fully invested the proceeds of our prior public offerings. Accordingly, Hines will decide in its discretion, subject to any priority rights it grants or has granted to other Hines-managed or otherwise affiliated real estate investment vehicles, how to allocate such opportunities among us, Hines and other real estate investment vehicles. Because we do not have a right to accept or reject any investment opportunities before Hines or one or more Hines real estate investment vehicles have the right to accept such opportunities, and are otherwise subject to Hines’ discretion as to the investment opportunities we will receive, we may not be able to review and/or invest in opportunities which we would otherwise pursue if we were the only real estate investment vehicle sponsored by Hines or had a priority right in regard to such investments. We are subject to the risk that, as a result of the conflicts of interest between Hines, us and other real estate investment vehicles sponsored or managed by or affiliated with Hines, and the priority rights Hines has granted or may in the future grant to any such other real estate investment vehicles, we may not be offered favorable investment opportunities identified by Hines when it would otherwise be in our best interest to accept such investment opportunities, and our business, results of operations, cash flows and financial condition and our ability to make distributions to you and the value of your investment may be adversely impacted thereby.

We may acquire additional properties in the future, which could subject us to risks associated with owning and managing new properties.

We may acquire interests in additional properties in the future with proceeds from the sale of assets or from other sources. The acquisition of properties, or interests in properties by us, directly or indirectly, will subject us to risks associated with owning and/or managing new properties. Specific examples of risks that could relate to acquisitions include:

•	risks that investments will fail to perform in accordance with our expectations because of conditions or liabilities we did not know about at the time of acquisition;

•
risks that projections or estimates we made with respect to the performance of the investments, the costs of operating or improving the properties or the effect of the economy or capital markets on the investments will prove inaccurate; and

•	general investment risks associated with any real estate investment.

If we purchase assets at a time when the commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.

During various cycles, the commercial real estate market has experienced a substantial influx of capital from investors. This substantial flow of capital, combined with significant competition for real estate, may have resulted in inflated purchase prices for such assets. We and the Core Fund purchased assets in such an environment, and to the extent either of us purchases real estate in the future in such an environment, we are subject to the risks that the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets if, for example, the number of companies seeking to acquire such assets decreases. If any of these circumstances occur or the values of our investments are otherwise negatively affected, our ability to redeem your shares and your overall return may be adversely impacted.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

If any of our properties has or develops mold we may be required to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. We may become liable to our tenants, their employees and others if property damage or health concerns arise, all of which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to you and the value of your investment.

C. Updates to the Terms and Conditions of the Dividend Reinvestment Plan Section of the Prospectus

1. The disclosure on page 6 of the Prospectus under the caption “Price of Shares of Common Stock” is hereby deleted in its entirety and replaced with the following:

Price of Shares of Common Stock. The price of shares of common stock purchased by the reinvestment agent under the Plan directly from us for distribution reinvestments will be determined by our board of directors and may change from time to time. Our board of directors has determined that the offering price for the Plan is $6.40 per share. Our shares are not publicly traded and there is no established public trading market for the shares on which to base market value. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the offering price per share under the Plan may not be realized when an investor seeks to liquidate his or her common stock or if we were to liquidate our assets.

The offering price per share for the Plan is equal to the estimated value per share that was determined by our board of directors in November 2013. Previously, our board of directors established an estimated per share net asset value, or NAV, in November 2012 of $7.61. In March 2013, our board of directors established a revised estimated per share NAV of $6.75 to account for special distributions declared to our stockholders of $0.86 per share. In order to assist broker-dealers in remaining in compliance with Financial Industry Regulatory Authority Regulatory Notice 09-09, which ratified National Association of Securities Dealers Rule 2340(c)(2) as it applies to REITs, our board of directors established a new estimated per share NAV of our common stock of $6.40 on November 25, 2013. The new estimated per share NAV was determined utilizing the guidelines established by Investment Program Association Practice Guideline 2013-01 – “Valuation of Publicly Registered, Non-Listed REITs” issued April 29, 2013. See below for a description of how the new estimated per share NAV was determined.

It is currently anticipated that the estimated per share NAV will continue to be calculated at least every 18 months, unless the board of directors determines to update the estimate more frequently in its discretion or if required by FINRA rules. As a result of this new estimated per share NAV, participants in the Plan will acquire shares at a fixed price of $6.40 per share beginning with distributions declared for the fourth quarter of 2013, which are expected to be paid on January 1, 2014. Additionally, beginning with any eligible redemption requests made during the fourth quarter of 2013, which are to be aggregated and redeemed on January 1, 2014, ordinary share redemption requests under our share redemption program will be redeemed at a price of $5.45 per share, rather than at the current redemption price of $5.75 per share. Any shares that are redeemed pursuant to eligible redemption requests in connection with the death or disability of a stockholder will be redeemed at the new estimated per share NAV of $6.40.

We engaged Cushman Wakefield, Inc., or Cushman, and CBRE Group, Inc., or CBRE, independent third-party real estate advisory and consulting services firms, to provide, or cause their subsidiaries to provide, appraised values of our real estate investments as of September 30, 2013. These appraisals were performed in accordance with the Appraisal Foundation’s Uniform Standards of Professional Appraisal Practice. Cushman and CBRE have extensive experience in conducting appraisals and valuations on real properties and each of the appraisals was prepared by personnel who are members of the Appraisal Institute and have the MAI designation. Additionally, we engaged Jones Lang LaSalle, or JLL, an independent third-party real estate advisory and consulting services firm, to provide values of our debt obligations as of September 30, 2013.

Our board of directors determined the estimated per share NAV by (i) utilizing the appraised values of our real estate property investments and adding our other assets comprised of cash, restricted cash, tenant and other receivables, distribution receivable and other assets less other liabilities which includes accounts payable and accrued expenses, due to affiliates, other liabilities and distributions payable; (ii) subtracting the values of our debt obligations, as well as amounts related to noncontrolling interests; and (iii) dividing the total by 229 million common shares outstanding, resulting in an estimated per share NAV of $6.40. As described above, the appraised values of our real estate property investments and the values of our debt obligations were determined as of September 30, 2013. The values of the other tangible assets and liabilities described above were determined based on their cost as of September 30, 2013 and included certain pro forma adjustments primarily related to: (i) the issuance of additional shares of our common stock through our dividend reinvestment plan on October 1, 2013; (ii) shares redeemed pursuant to our share redemption plan on October 1, 2013; and (iii) the anticipated effect of the dissolution of our joint venture with Weingarten Realty Investors, or Weingarten, which is expected to be completed prior to December 31, 2013 and is expected to be effected by distributing certain properties to us and Weingarten. Other than those adjustments described above, we did not make additional adjustments related to our actual or anticipated operations for the period from October 1, 2013 through December 31, 2013. Additionally, the calculation of the estimated per share NAV excluded certain items on our unaudited balance sheet that were determined to have no future value or economic impact on the valuation. Examples of such items include receivables related to straight-line rental revenue. Other items were excluded because they were already considered elsewhere in the valuation. Examples of such items include intangible lease assets and liabilities related to our real estate property investments and costs incurred for capital expenditures that were considered in the appraised values of our real estate property investments and the fair values of interest rate swaps, as they were considered in the valuation of our debt.

As with any valuation methodology, the methodology used to determine the estimated per share NAV was based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive an estimated per share NAV that could be significantly different from the estimated per share NAV determined by our board of directors. For example, assuming all other factors remained unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.0%, while a decrease in the average discount rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 1.8%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.3%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 2.2%.

The estimated per share NAV determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated per share NAV is not a representation, warranty or guarantee that (i) a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated per share NAV upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated per share NAV on a national securities exchange; (iv) a third party would offer the estimated per share NAV in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to estimate the value per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated value will or will not satisfy the applicable annual valuation requirements under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code of 1986, as amended, or the Code, with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in our shares.

Further, the estimated per share NAV was calculated as of a moment in time, and, although the value of our common shares will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, sales of assets, the distribution of sales proceeds to our stockholders and changes in corporate policies such as our distribution level relative to earnings, we do not undertake to update the estimated per share NAV on a regular basis. As a result, stockholders should not rely on the estimated per share NAV as being an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to reinvest distributions by participating in the Plan and whether to request redemption under our share redemption program.

2. The disclosure beginning on page 8 of the Prospectus under the caption “Tax Considerations” is hereby deleted in its entirety and replaced with the following:

12. What are some of the material U.S. federal income tax consequences for participants in the Plan?

We urge you to consult your tax advisor regarding the specific tax consequences to you in connection with your participation in the Plan, including without limitation, your tax basis and holding period for our common stock acquired under the Plan, the character, amount and tax treatment of any gain or loss realized on the disposition of common stock and potential changes in the applicable law. The following is a brief summary of the material federal income tax considerations applicable to the Plan, is for general information only, does not purport to address all U.S. federal income tax consequences that may be material to a particular participant in the Plan, and is not legal or tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, non-U.S. individuals and foreign corporations, U.S. expatriates, persons who mark-to-market our common stock, subchapter S corporations, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, regulated investment companies and REITs, trusts and estates, holders who receive our common stock through the exercise of employee stock options or otherwise as compensation, persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, persons subject to the alternative minimum tax provisions of the Code, and persons holding our common stock through a partnership or similar pass-through entity. This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

As used herein, the term “U.S. stockholder” means a holder of our common stock that for United States federal income tax purposes is a citizen or resident of the United States, a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia, an estate whose income is subject to federal income taxation regardless of its source, or any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock and participate in the Plan, you should consult your tax advisor regarding the consequences of participation in the Plan and the ownership and disposition of our common stock by the partnership.

For federal income tax purposes, if you elect to reinvest the cash dividends paid on our stock through the Plan, you will nevertheless be treated as if you received a distribution with respect to your shares, or a Deemed Distribution. The following discussion of the U.S. federal tax treatment of distributions on our common stock also applies to Deemed Distributions you are treated as receiving through your participation in the Plan, and the following discussion of the U.S. federal tax treatment on the disposition of our common stock also applies to the disposition of common stock you receive from the Plan.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions, including Deemed Distributions, made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends, including Deemed Distributions, paid to a U.S. stockholder generally will not qualify for the favorable tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends, including Deemed Distributions, generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends, including Deemed Distributions, will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non REIT corporations, such as a taxable REIT subsidiary, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income) in a particular year. In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Dividends paid to certain individuals, estates or trusts may also be subject to a 3.8% Medicare tax.

A U.S. stockholder generally will take into account as long-term capital gain any distributions, including Deemed Distributions, that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

With respect to distributions, including Deemed Distributions, that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates, currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is currently 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. In addition, certain capital gains recognized by certain stockholders may be subject to a 3.8% Medicare tax.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution, including a Deemed Distribution, in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock.

Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution, including a Deemed Distribution, in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of a 4% excise tax that may be imposed on us if our annual distributions are less than the prescribed percentages of our ordinary and capital gain income for the year. Moreover, any “deficiency distribution” will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

U.S. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us, including a Deemed Distribution, and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions, including a Deemed Distribution, from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Your tax basis in your common stock acquired under the Plan will generally equal the total amount of distributions you are treated as receiving, as described above. Your holding period in common stock acquired under the Plan generally begins on the day following the date on which the common stock is credited to your account.

13. What are the tax consequences of dispositions of shares acquired from the Plan?

When you withdraw shares from the Plan, you generally will not realize any taxable income. You may recognize a gain or loss upon your disposition of common stock you receive from the Plan. A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock received from the Plan as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Department of the Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service, or IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

14. How are backup withholding and information reporting provisions applied to you?

We or the reinvestment agent may be required to deduct “backup withholding” from dividends that we pay to any stockholders regardless of whether the dividends are reinvested pursuant to the Plan, in which case, only the net amount of the distribution, after deduction for any such withholding, will be reinvested under the Plan. Similarly, the reinvestment agent may be required to deduct backup withholding from all proceeds of sales of common stock held in your account.

Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate, currently of 28%, unless the stockholder (i) is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

A U.S. withholding tax at a 30% rate will be imposed (i) on dividends with respect to our common stock made after June 30, 2014 and (ii) on proceeds of sale in respect of our common stock after December 31, 2016; in each case in (i) and (ii), when received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction.